Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

RESTATED ARTICLES OF INCORPORATION

The undersigned certify that:

1.	They are the chairman and the secretary, respectively, of Trio-Tech International, a California corporation (the “Corporation”), with California Entity Number 357575.

2.	Article III of the Restated Articles of Incorporation of this Corporation is hereby amended to read in its entirety as follows:

“The Corporation is authorized to issue only one class of shares which shall be designated “Common Stock.” The total number of such shares which the Corporation is authorized to issue is 15,000,000. Upon this amendment of this Article III, each outstanding shares of Common Stock shall be converted into 2 (two) shares of Common Stock. No fractional shares shall be issued to shareholders in connection with this stock split. Instead, any stockholder who otherwise would be entitled to receive a fractional share as a result of the stock split will receive one whole share of Common Stock in lieu of such fractional share, with the result that all fractional shares will be rounded up to the nearest whole share.”

3.	The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4.

The foregoing amendment to the Corporation’s Restated Articles of Incorporation was one which may be adopted with approval by the board of directors of the Corporation alone pursuant to Section 902(c) of the California Corporations Code. The shares of Common Stock are the only shares of stock of the Corporation outstanding.

5.	We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

6.	The future effective date and time of this amendment shall be 12.01 a.m. on January 1, 2026.

Dated: December 31, 2025

By:	/s/ S. W. Yong
S. W. Yong
Chairman and Chief Executive Officer

By:	/s/ Yong Shu Ting, Stephanie
Yong Shu Ting, Stephanie
Secretary